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Telefax: 212-888-7776                                                           Telephone: 212-888-8200                                                                           Writer's Ext.: 5413

April 20, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Emily C. Drazan, Esq.

Re:	Titan Computer Services, Inc. (the “Company”)
Registration Statement on Form S-1
Filed January 19, 2016
File No. 333-209051

Dear Ms. Drazan:

We write on behalf of the Company in response to the questions and comments contained in the Commission’s letter to the Company dated February 12, 2016 regarding its review of the above-referenced Registration Statement.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

General

1.           The disclosure in your registration statement indicates that the company was incorporated in 1994, its business operations have consisted of placement agency services, and its revenues of $330,398, $173,455 and $90,042 in 2013, 2014 and 2015, respectively, have been generated from this business. On the other hand, your responses to prior comments 2, 5 and 10 in your letter dated March 28, 2016, indicate the following:

•
You issued 13,000,000 founders shares in March and April 2015 for nominal consideration “to raise some initial seed capital to determine the feasibility of trying to implement a business concept and at such time the Company had no assets or business operations of any kind.” [emphasis added];

•
“Green Tree, upon receiving its shares for the software rights became a 49.495% shareholder of the Company, so these shares are more closely related to the valuation of the founder shares at $0.001 per share, as the Company was incorporated with this software rights transaction being contemplated at the time of incorporation.” [emphasis added];

Securities and Exchange Commission
April 20, 2016

•	“Rosenweiss only agreed to invest in the Company after it purchased the software, but before then there was no interest because the Company had no real value.” [emphasis added]

As appropriate, please revise your disclosure to explain the operational status of the company at the time of the transaction with Green Tree Software. Disclose any material relationship between the company and its affiliates, Green Tree Software and its affiliates, and Rosenweiss Capital and its affiliates prior to the execution of the transaction. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure.  Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Response:   We will revise the disclosure to clarify the narrative.  In short, while the Company was in fact formed in 1994, it was owned and operated solely by Mr. Rosenfield until March/April 2015.  At that time, with the change in direction of the Company and the entry of outside shareholders for the first time, it was akin to a rebirth and the usage of terms such as “founding shares,” “seed capital” and “incorporation” were used in an attempt to convey the fact that for all intents and purposes the Company was in essence starting from scratch in a new venture.  In retrospect, we realize those terms may be more confusing than enlightening so we have changed the disclosure to clarify the transformative events and the status of the Company throughout the transitional period.

Prior to the Company’s transaction with Green Tree Software, there were no business relationships of any kind between the Company and Green Tree Capital LLC or between the Company and Rosenweiss Capital.  Messrs. Rosenfield and Edelman first met in 1989 when they were programmers at Panasonic.  They have maintained a friendship ever since.  Mr. Robert Klein has known Mr. Rosenblum since 2009, initially as a business colleague in the telecom industry, which relationship has transformed over the years to personal friendship.  Mr. Klein first met Mr. Rosenfield in 2012 when they happened to share some office space and they too have since become personal friends.  Messrs.  Rosenfield and Edelman have been talking for years about using software to bring the placement industry into the 21st century.  At some point in 2014, during a personal conversation, Mr. Rosenfield happened to mention to Mr. Klein that he was considering a business relationship with Mr. Edelman and Mr. Klein suggested to Mr. Rosenfield that his friend Mr. Rosenblum might be interested in such a venture.  As it turned out, Mr. Rosenblum was interested and invested in the Company through his entity, Rosenweiss Capital.  Inasmuch as Mr. Klein was just acting as a mutual friend by introducing Messrs. Rosenfield and Rosenblum to each other, he did not expect, nor did he receive, any compensation or benefits, other than being allowed to invest in the Company in the initial round at the same terms as all other investors in that round.

Securities and Exchange Commission
April 20, 2016

2.           We have considered your response to prior comment 2 and we are unable to agree based upon your facts and circumstances, including those set forth in comment 1, above. We believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company’s shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

Response:  We urge you to reconsider your analysis.  We refer you again to our initial response and add to it the fact that (i) we have significantly reduced the amount of shares being registered so that the amount being registered represents less than 6% of the outstanding shares, and (ii) every shareholder registering in excess of 15,000 shares will agree to lock up their shares until a public trading market has been established.

We believe the factors identified in CDI 214.02 do not support a finding of an indirect primary offering inasmuch as (i) the selling shareholders have all held their shares in excess of 12 months, (ii) the majority of the selling shareholders acquired their shares in an exempt private placement, (iii) the majority of the selling shareholders have no affiliation of any kind to the Company, (iv) as discussed above, the amount of shares being registered is being reduced to less than 6% of the outstanding shares, (v) none of the selling shareholders are in the business of underwriting securities, and (vi) under the circumstances described, the selling shareholders are not acting as a conduit for the Company and their purchase of the shares and proposed sale does not in any way even remotely resemble the actions of an underwriter.

With respect to item (iii) and affiliation, Rule 405 of the 1933 Act defines an “affiliate” as a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified and it defines “control” as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.  First, Messrs. Rosenfield and Edelman are the only true affiliates of the Company as only they have control over the Company.  Second, the shareholders of the Company who are family members of Mr. Rosenfield are all married, over the age of 21, live in their own home and are self-supporting.  Third, while Rosenweiss Capital was instrumental in the development of the Company by providing the necessary financing allowing the Company to acquire 49% of the software, it has no role in the operation, direction or management of the Company and thus cannot be said to be an affiliate.

Accordingly, in light of the information provided in response to Comment #1 and the expanded analysis contained herein, please confirm that this registration is not an indirect primary offering.

Prospectus Cover Page

3.           We have considered your response to prior comment 3 and your revised disclosure regarding the lack of a specific offering price. Item 501(b)(3) of Regulation S-K requires you to disclose the offering price of the securities and related disclosures. You may not avail yourself of the disclosure permitted under Instruction 2 to Item 501(b)(3) because there is no current market for your shares. Therefore, please revise to provide the offering price for the securities being offered by the selling shareholders.

Securities and Exchange Commission
April 20, 2016

Response:  The disclosure has been revised to indicate an initial offering price.  However, inasmuch as we disagree with your belief that the shares being offered constitutes an indirect primary offering of the Company for the reasons provided above, the disclosed offering price will only be used until a public trading market has been established.

Prospectus Summary, page 1

4.           Please disclose here and in the business section when GreenTree Software completed development of the software and database and started marketing it. Disclose the current number of licensees.

Response:  The development of the software was primarily completed during the fourth quarter of 2015.  Beta testing and additional population of the data fields occurred in the early part of the first quarter of 2016 followed by initial marketing.  As of the date hereof, two licenses have been sold.

Risk Factors, page 2

One of our Affiliates is a competitor which could present a conflict of interest and have a negative impact on the development of our business, page 3

5.           Please identify the director and major shareholder referenced in this risk factor.

Response:  The disclosure has been revised to state that the director and major shareholder is Steven Edelman.

6.           In discussing the risks of conflicts of interest with one of your directors and his company, you disclose that you “do not anticipate much revenue, if any, being generated in the future from our former business plan” of traditional placements.  Please reconcile this disclosure with the disclosure on page 13 under “Description of Business” that “[w]hile our focus has switched from the provision of traditional placement agency services to development and marketing of software to create a technology based placement agency, commencing later in 2016, once the software is being marketed, we expect to once again devote resources to our traditional business of placement services.” You then go on to list the IT services you “have provided and expect to provide again in the future.”

Response:  The word “immediate” was inadvertently omitted in the prior draft and the sentence quoted above should have read as follows:  “do not anticipate much revenue, if any, being generated in the immediate future from our former business plan”.  With that omission corrected, both of the quoted sentences above now consistently disclose that the Company will currently be focused exclusively on growing the software aspect of the business but that in the future when revenues will be sufficient to permit the Company to hire additional staff to make software sales, it will free Mr. Rosenfield to return to providing more traditional placement services.

Securities and Exchange Commission
April 20, 2016

7.           You disclose on page 16 that you “purchased a 49% interest in the software known as ‘Greentree Magic Software.’” Please clarify throughout your disclosure that you acquired a minority interest in the software and not in Green Tree Software LLC, which retained a majority interest in the software. Explain the company’s rights with respect to the software, including whether Green Tree Software, without the company’s approval, can do the following:

•	market and distribute the software without the company’s approval; or

•	sell or transfer ownership of the software without the company’s approval.

Response:  The language has been revised to clarify the disclosure.  Both Green Tree Software LLC and the Company are expected to make sales of the software for the mutual benefit of both entities.  Green Tree Software LLC may not sell or transfer ownership of the software prior to the effective date of the registration statement and thereafter the Company has a right of first refusal to match any offer and purchase the software.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 18

8.           We note that the amount of revenues you generated for the fiscal year ended December 31, 2015 did not change from the amount of revenues you generated for the nine months ended September 31, 2015. Please disclose when in 2015 you ceased generating revenues.

Response:  The disclosure will be revised to reflect that revenues ceased being received in July 2015 and they reflected the trickle of payments for placements made earlier in the year.

Exhibits

9.           Please file a complete and executed copy of Exhibit 10.1 - Software Purchase Agreement, dated April 27, 2015, between the Company, Green Tree Software LLC, Steven Edelman and Rosenweiss Capital LLC.

Response:  A complete and executed copy of Software Purchase Agreement, dated April 27, 2015, between the Company, Green Tree Software LLC, Steven Edelman and Rosenweiss Capital LLC is filed as Exhibit 10.1.

Signatures

10.           We note your revised disclosure in response to our prior comment 1; however the signature block still does not identify who is signing as your principle financial officer. Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

Response:  The signature block has been revised as requested.

Securities and Exchange Commission
April 20, 2016

Financial Statements

Intangible Assets – Software Costs, page F-8

11.           We note your response to our prior comment 10 as it relates to your determination that the acquired software rights purchased from Green Tree have an indefinite life. We also note that in your filing on page F-8 you show software rights having a useful life of 5 years. Please clarify this apparent contradiction. If you continue to believe that the acquired software rights have an indefinite life, please tell us how you considered ASC 350-30-35-3 and ASC 350-30-35-4 or other accounting guidance in your assessment.

Response:  We misspoke in our response to the prior comment and the disclosure in the footnotes is in fact correct and the acquired software only has a useful life of five years.

5 – Income Taxes, page F-11

12.           Please provide income tax disclosure in accordance with ASC 740-10-50.

Response: The disclosure has been revised so that the income tax disclosure is in accordance with ASC 740-10-50.

We hope that the foregoing has been helpful in answering the questions contained in your letter.  Of course, if you have any further comments or require any further information please do not hesitate to call me at 212-888-8200 ext 5413.

Very truly yours,

/s/ IRVING ROTHSTEIN

Irving Rothstein